Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
April 11, 2006.

Item 3	News Release
The news release was disseminated on April 11, 2006 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change

Silver Standard Resources is pleased to report the closing of the sale of its 50% interest in Manantial Espejo to its joint venture partner, Pan American Silver Corp., for 1.95 million common shares of Pan American. Manantial Espejo is located in the province of Santa Cruz in southern Argentina.

Item 5	Description of Material Change
See attached news release 06-14.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
April 11, 2006.

April 11, 2006	Trading Symbols:
News Release 06-14	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD CLOSES SALE OF INTEREST IN MANANTIAL ESPEJO

PROJECT TO PAN AMERICAN SILVER

Vancouver B.C. -- Silver Standard Resources is pleased to report the closing of the sale of its 50% interest in Manantial Espejo to its joint venture partner, Pan American Silver Corp., for 1.95 million common shares of Pan American. Manantial Espejo is located in the province of Santa Cruz in southern Argentina.

Silver Standard has C$149.8 million in cash, marketable securities and 1.95 million ounces of silver bullion valued as of April 7, 2006, including the 1.95 million shares of Pan American.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.